SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                  eCollege.com
                                ----------------
                                (Name of Issuer)



                                  Common Stock
                             ----------------------
                         (Title of Class of Securities)



                                    27887E100
                                ----------------
                                 (CUSIP Number)



                                December 31, 2004
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|  Rule 13d-1(b)
         |_|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)


                                    --------


                                Page 1 of 6 Pages


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                                  SCHEDULE 13G

CUSIP No. 27887E100                                          Page 2 of 6 Pages
-------------------------------------------------------------------------------

1)         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gilder, Gagnon, Howe & Co. LLC
           13-3174112
-------------------------------------------------------------------------------
2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   |_|

                                                                   (b)   |_|
-------------------------------------------------------------------------------
3)         SEC USE ONLY


-------------------------------------------------------------------------------
4)         CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------------------------------------------------------------------
                            5)   SOLE VOTING POWER

           NUMBER                26,147
           OF               ---------------------------------------------------
           SHARES           6)   SHARED VOTING POWER
           BENEFICIALLY
           OWNED BY              None
           EACH             ---------------------------------------------------
           REPORTING        7)   SOLE DISPOSITIVE POWER
           PERSON
           WITH                  None
                            ---------------------------------------------------
                            8)   SHARED DISPOSITIVE POWER

                                 1,435,981
-------------------------------------------------------------------------------
9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,435,981
-------------------------------------------------------------------------------
10)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                    |_|
-------------------------------------------------------------------------------
11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.9%
-------------------------------------------------------------------------------
12)        TYPE OF REPORTING PERSON

           BD
-------------------------------------------------------------------------------

                                  Schedule 13G
                                  ------------

Item 1(a).        Name of Issuer:

eCollege.com

Item 1(b).        Address of Issuer's Principal Executive Offices:

4900 South Monaco Street
Denver, CO  80237

Item 2(a).        Name of Person Filing:

Gilder, Gagnon, Howe & Co. LLC

Item 2(b).        Address of Principal Business Office or, if None, Residence:

1775 Broadway, 26th Floor
New York, NY  10019

Item 2(c).        Citizenship:

New York

Item 2(d).        Title of Class of Securities:

Common Stock

Item 2(e).        CUSIP Number:

27887E100

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a)  [x] Broker or Dealer Registered Under Section 15 of the
                           Act (15 U.S.C. 78o)

                  (b)  |_| Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c)

                  (c)  |_| Insurance Company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c)

                  (d)  |_| Investment Company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8)

                  (e)  |_| Investment Adviser in accordance with ss.
                           240.13d-1(b)(1)(ii)(E)

                  (f)  |_| Employee benefit plan or endowment fund in accordance
                           with ss. 240.13d-1(b)(1)(ii)(F)

                  (g)  |_| Parent Holding Company or control person in
                           accordance with ss.240.13d-1(b)(ii)(G)

                  (h)  |_| Savings Association as defined in ss.3(b) of the
                           Federal Deposit Insurance Act (12 U.S.C. 1813)

                  (i)  |_| Church plan that is excluded from the definition of
                           an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

                  (j)  |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.           Ownership.

                  (a)      Amount beneficially owned: 1,435,981

                  (b)      Percent of class: 6.9%

                  (c)      Number of shares as to which such person has:

                           (i)   Sole power to vote or to direct the vote:
                                 26,147

                           (ii)  Shared power to vote or to direct the vote:
                                 None

                           (iii) Sole power to dispose or to direct the
                                 disposition of: None

                           (iv) Shared power to dispose or to direct the disposition of: 1,435,981

                  The shares reported include 1,384,086 shares held in customer accounts over which partners and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares, 25,748 shares held in accounts owned by the partners of the Reporting Person and their families, and 26,147 shares held in the account of the profit-sharing plan of the Reporting Person ("the Profit-Sharing Plan").

Item 5.           Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

The owners of the accounts (including the Profit-Sharing Plan) in which the shares reported on this Schedule are held have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.           Identification and Classification of Members of the Group.

Not applicable

Item 9.           Notice of Dissolution of Group.

Not applicable

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE
                                    ---------


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                              February 14, 2005
                                              ------------------------------
                                                    Date


                                              /s/ Walter Weadock
                                              ------------------------------
                                                    Signature


                                              Walter Weadock, Member
                                              -------------------------------
                                                    Name/Title